233 Unit Multi Family

Investment Opportunity
(Portfolio)


WELCOME
TO Fabulous
LAS VEGAS
NEVADA
STRAT

UNLOCK A NEW BEGINNING
3KEYS COMMUNITIES

Transformed Lives
Transform Lives


WALK INS WELCOME!
SHUTTLE SERVICE!
30K · 60K · 90K MAINTENANCE SERVICE
OPEN SATURDAYS!
Family Auto Service
(619) 469-1895
TIMING BELTS / CLUTCHES


MARICOPA COUNTY SHERIFF'S OFFICE
IDENTIFICATION INFORMATION


ADDICTED TO Life!
How I Went from Homeless to Extraordinary Success and Happiness in a Short Period of Time
YOUR 8-STEP FORMULA FOR ACHIEVEMENT
BESTSELLER


WE BUY HOUSES


www.sdcia.com
SDCIA





InvestWith3Keys.com



FINANCIAL DISCLAIMER

This Business Plan further contains several future financial projections and forecasts. These estimated projections are based on numerous assumptions and hypothetical scenarios and Sponsor(s) explicitly makes no representation or warranty of any kind with respect to any financial projection or forecast delivered in connection with the Offering or any of the assumptions underlying them.

This Business plan further contains performance data that represents past performances. Past performance does not guarantee future results. Current performance may be lower or higher than the performance data presented.

All return examples provided are based on assumptions and expectations in light of currently available information, industry trends and comparisons to competitor's financials. Therefore, actual performance may, and most likely will, substantially differ from these projections and no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained in this Business Plan. The Sponsor further makes no representations or warranties that any Investor will, or is likely to, achieve profits similar to those shown in the pro-forma or other financial projections.

All offers and sales of any securities will be made to both Sophisticated and Accredited Investors through a Confidential Private Placement Memorandum and any exhibits and attachments thereto (collectively, the "PPM"). This communication is not the PPM, and is not intended nor shall it be construed to be an offer to sell any securities. No PPM will be presented to you unless and until the Company has first been able to validate your status as either a Sophisticated or an Accredited Investor. Prior to subscribing, each Investor must receive, read and fully understand the PPM which contains important disclosures, financial assumptions and risk factors, including, but not limited to those risks set forth in the section of the PPM entitled "Risk Factors." Each Investor must base its decision to invest solely on the PPM, may rely only on the information contained in the PPM and should seek advice based on the Investor's particular circumstances from their own independent advisors. Past performance of Company-sponsored investments may not be indicative of future results.







3KEYS

InvestWith3Keys.com

WHO WE ARE:

- Private Sector Multifamily Real Estate Operators

WHAT WE HAVE:

Housing solutions designed to provide support for individuals affected by the justice system or confronting the urgent challenge of homelessness

- 95 Transitional Living Housing Options
- 185 Independent Housing Options-(County LEAPS)

WHERE WE ARE LOCATED:

- Downtown Las Vegas
- North Las Vegas





PROPERTY ADDRESSES

ST. LOUIS (111 Units Total)

210 W Baltimore Avenue, Las Vegas, NV 89102 (18 units)

2116 Fairfield Avenue, Las Vegas, NV 89102 (3 units)

224 W St. Louis Avenue, Las Vegas, NV (12 units)

226 W St. Louis Avenue, Las Vegas, NV (4 units)

230 W St. Louis Avenue, Las Vegas, NV (7 units)

231 W St. Louis Avenue, Las Vegas, NV (41 units)

232 W St. Louis Avenue, Las Vegas, NV (8 units)

234 W St. Louis Avenue, Las Vegas, NV (8 units)

240 W St. Louis Avenue, Las Vegas, NV (10 units)

BLANKENSHIP

1163 Blankenship Avenue, Las Vegas, NV 89106 (36 units)

CHICAGO (28 Units Total)

230 W Chicago Avenue, Las Vegas, NV 89102 (4 units)

234 W Chicago Avenue, Las Vegas, NV 89102 (6 units)

238 W Chicago Avenue, Las Vegas, NV 89102 (6 units)

248 W Chicago Avenue, Las Vegas, NV 89102 (12 units)

PHILADELPHIA

216 Philadelphia Avenue, Las Vegas, NV 89102 (10 units)

1001 G STREET

1001 G Street, Las Vegas, NV 89106 (4 units)

1101 G STREET

1101 G Street, Las Vegas, NV 89106 (4 units)

828 F STREET

828 F Street, Las Vegas, NV 89106 (20 units)

1201 D STREET

1201 D Street, Las Vegas, NV 89106 (3 units)

704 W ADAMS

704 W Adams, Las Vegas, NV 89106 (3 units)

1312 C STREET

1312 C Street, Las Vegas, NV 89106 (2 units)

602 W MCWILLIAMS

602 W McWilliams Avenue, Las Vegas, NV 89106 (3 units)

NELSON

2215 E Nelson Avenue, Las Vegas, NV 89030 (9 units)

InvestWith3Keys.com

St Louis Avenue
County Housing
111 Units

Philadelphia Avenue
County Housing
10 Units

Chicago Avenue
County Housing
28 Units

STRAT

Google
9
100%   Imagery date: 11/18/19–11/9/22   Data SIO, NOAA, U.S. Navy, NGA, GEBCO   Landsat / Copernicus   Data LDEO-Col...   80 m   Camera: 953 m   36°09'00"N 115°09'28"W   620 m


InvestWith3Keys.com
Locations Just 5 Minutes Apart
The Neon Museum Las Vegas
North Las Vegas Properties
84 Units
DISCOVERY Children's Museum Las Vegas
Downtown Properties
149 Units
The Punk Rock Museum
Valley Hospital Medical Center
Univ Medical Ctr
515
15
95

InvestWith3Keys.com

828 F St
Transitional Living Facility
38 Beds

828 F Street

W Adams Ave
W Adams Ave
Historic Westside School
W Washington Ave
W Washington Ave
Morgan Ave
Ethel Pearson Park
Great Basin Hwy
Las Vegas Fwy
Las Vegas Fwy
G St
F St
N E St
D St
11

InvestWith3Keys.com
2215 E Nelson
Transitional Living Facility
22 Beds
E Nelson Ave
N Arrowhead St
Small Ave
Mariscos Las Islitas
Seafood · $$
D' Amour Nails and Lashes
Birrieria No Te Rajes Jalisco
Mexican
Studio 6 North Las Vegas, NV
Las Vegas Blvd N
604






LAS VEGAS MSA QUICK STATS

$67,672 — Median Household Income — March 2023*

$139.2B — Gross Domestic Product — U.S BEA (2021)

2,362,988 — Total Population — March 2023*

6.1% — Unemployment Rate — March 2023*

QUICK STATS	LAS VEGAS MSA	VS	CITY OF LAS VEGAS
Median Single Family Home Value	$418,187		$412,029
Per Capita Income	$33,387		$33,825
Owner Occupied Housing	57%		55%
Median Age	38.1		39.6
Population 25 Years and Older	1,586,157		456,127
Bachelor's Degree or Above	27.3%		27.6%
Total Workforce	1,163,306		456,127

* Forecasted

SOURCES: U.S. Census Bureau, 2020 American Community Survey 1 Year & 5 Year Estimates; Zillow Home Value Index

OUR VISION AND PLAN



FREEDOM   PROSPERITY   LOVE

OUR VALUES

3 KEYS Communities will serve a large but overlooked demographic: Citizens that are returning to society from incarceration, low-income population and those coming out of homelessness. While these individuals may have avenues for food, clothing, medical and even job assistance, most landlords will not rent to people who have convictions or evictions in their past. This leaves few options for these individuals and sets them up for failure.





OUR IMPACT

3 KEYS Communities will provide residents transitional, shared and independent living options. These options provide residents the opportunity to minimize their living expenses by either sharing a room with another resident, sharing an apartment, or living on their own. This structure allows 3 KEYS to utilize 233 units to provide up to 332 rentable spaces.

Benefits Of
Transitional Living Facilities



POSITIVE

ECONOMIC IMPACT

REDUCED

RECIDIVISM

SAFER

NEIGHBORHOODS



ENHANCED COMMUNITY

INTEGRATION

ADDRESSES

HOMELESSNESS





REDUCED STRAIN ON PUBLIC

RESOURCES

16





BUSINESS PLAN OVERVIEW

PART ONE

Clark County Funded Housing

- 185 Available Units
- Rapid Rehousing Grant Funds Guarantee Rents via the Clark County LEAPS Program
- Weekly Property Visits as Part of Case Management Services
- Maximum Occupancy Due to a Waiting List of Over 3,000 Individuals
- ACH Rental Payments Processed on the 1st of Every Month
- Generous $500 Sign-On Bonus upon Signing all 1Year Leases
- Safeguard Your Investment with a $3,000 Risk Mitigation Fund
- Double Security Deposits
- Shared Housing and Independent Housing Options



PART TWO

Transitional Living Facilities

- 29 Units, Provide a Total of 68 Beds
- Comprehensive Case Management Services
- Community Collaboration
- Onsite House Managers for Immediate Assistance
- Steady Rental Income = Approximately 500 Individuals in Need Each Month
- Reduced Vacancy, Waiting list Minimizes Risk of Prolonged Vacancies
- Weekly Rent Payments
- Shared Rooms Available, Providing Double Rental Returns per Unit
- A Supportive Community of Residents Collaborating for Success
- Maximized Returns for Investors
- Social Impact Investing, Allows You to Invest and Contribute Positively to the Community





RENT STRUCTURE

3 KEYS Communities will have an exclusive contract with Clark County guaranteeing all units are leased at Fair Market Rents (FMR), published by HUD each year. Due to the shortage of low income housing in Las Vegas, FMRs have skyrocketed in Las Vegas over the last several years, with 2023 seeing as high as a 23% increase in rent prices. This guarantee protects 3 KEYS Communities from market volatility.

UNIT MIX

STUDIOS	1 - BED RM	2 - BED RM	3 - BED RM	4 - BED RM
3	202	25	1	2

GUARANTEED RENT PER UNIT FOR 2023 AS SET BY CLARK COUNTY

Final FY 2024 & Final FY 2023 FMRs By Unit Bedrooms					
Year	Efficiency	One-Bedroom	Two-Bedroom	Three-Bedroom	Four-Bedroom
FY 2024 FMR	$1,214	$1,377	$1,643	$2,315	$2,731
FY 2023 FMR	$1,046	$1,212	$1,457	$2,071	$2,464

INVESTMENT / FINANCIAL OVERVIEW





EXECUTIVE SUMMARY

- 3 KEYS Communities is excited to announce the acquisition of a 233-unit portfolio of an affordable housing apartment community comprised of 12 different properties, throughout the Las Vegas Valley in Nevada, for a purchase price of $28,293,425.

- Close of escrow has already taken place on all 233 units of the portfolio, as of Friday, May 31st.

- This is a 506C offering for Accredited Investors in conjunction with a Crowdfund Offering available for both Accredited and Non-Accredited Investors.

- New mortgage with a fixed rate of 7.15% on loans closed in December and 5.75% interest rate with a 10 year interest-only period, 30 year amortization, 10-year term on the loan closed in May.

- There is NO prepayment penalty on the loan first 2 loans, and YM on the recent loan.

- Hiring 3rd party Property Management firm with over 20 years of experience and a professional 3rd party Asset Management firm.

- Residents are directly funneled through Clark County via the Rapid Rehousing Initiative.

- Lease periods of 1 to 2 years while residents build a financial foundation.

- Occupancy at 90% as of December 2024.







CAPITAL PLAN & HOLD TIME

233 units



PURCHASE PRICE

$28,293,425

- 233-Unit Portfolio

- 12 Properties Total

- $121,431 / Unit



LOAN BALANCE

$16,898,133

- 59 & 72% LTV Total
- 2 Loans = $8,746,133
- 2 Month Interest Only
- No Prepayment Penalty
- 1 Loan = $8,152,000
- 10 Year Interest Only
- Yield Maintenance for 10 years



TOTAL CAPITAL RAISE

$15,905,000

- Down Payment $11,395,290

- Capital Expenditures $2,304,255

- Closing Costs $1,440,135



HOLD TIME

5 YEAR REFINANCE

10 YEAR EXIT

23


INCOME & EXPENSE PROJECTIONS*

| | | | | | REFINANCE | | | | SALE | | |
FINANCIAL ASSUMPTIONS		YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10	TOTAL
INCOME												
Average Monthly Rent		$ 1,178	$ 1,444	$ 1,678	$ 1,848	$ 1,959	$ 2,076	$ 2,201	$ 2,333	$ 2,473	$ 2,622	
Annual Rent Escalator		16.82%	22.57%	16.20%	10.11%	6.00%	6.00%	6.00%	6.00%	6.00%	6.00%	
Gross Scheduled Rent		$ 3,294,619	$ 4,038,238	$ 4,692,629	$ 5,167,208	$ 5,477,241	$ 5,805,875	$ 6,154,228	$ 6,523,482	$ 6,914,891	$ 7,329,784	$ 55,398,195
Vacancy (%)		10%	10%	10%	10%	10%	10%	10%	10%	10%	10%	
Vacancy ($)		$ (329,462)	$ (403,824)	$ (469,263)	$ (516,721)	$ (547,724)	$ (580,588)	$ (615,423)	$ (652,348)	$ (691,489)	$ (732,978)	$ (5,539,819)
Concessions, Bad Debt, Other Losses (%)		3%	3%	3%	3%	3%	3%	3%	3%	3%	3%	
Concessions, Bad Debt, Other Losses ($)		$ (98,839)	$ (121,147)	$ (140,779)	$ (155,016)	$ (164,317)	$ (174,176)	$ (184,627)	$ (195,704)	$ (207,447)	$ (219,894)	$ (1,661,946)
Gross Scheduled Income		$ 2,866,319	$ 3,513,267	$ 4,082,589	$ 4,495,473	$ 4,765,201	$ 5,051,113	$ 5,354,180	$ 5,675,431	$ 6,015,956	$ 6,376,914	$ 48,196,442
Other Income	1.5%	$ 201,470	$ 128,004	$ 129,924	$ 131,873	$ 133,851	$ 135,859	$ 137,897	$ 139,965	$ 142,065	$ 144,196	$ 1,425,103
Effective Gross Income (EGI)		$ 3,067,788	$ 3,641,271	$ 4,212,513	$ 4,627,346	$ 4,899,052	$ 5,186,972	$ 5,492,077	$ 5,815,396	$ 6,158,021	$ 6,521,109	$ 49,621,545
EXPENSES	3.0% Growth Rate											
Advertising		$ 11,650	$ 12,000	$ 12,359	$ 12,730	$ 13,112	$ 13,506	$ 13,911	$ 14,328	$ 14,758	$ 15,201	$ 133,554
Contract Services		$ 106,999	$ 110,209	$ 113,516	$ 116,921	$ 120,429	$ 124,042	$ 127,763	$ 131,596	$ 135,544	$ 139,610	$ 1,226,628
Gas & Electric		$ 30,886	$ 31,812	$ 32,767	$ 33,750	$ 34,762	$ 35,805	$ 36,879	$ 37,986	$ 39,125	$ 40,299	$ 354,072
General/Admin		$ 11,963	$ 12,322	$ 12,692	$ 13,073	$ 13,465	$ 13,869	$ 14,285	$ 14,713	$ 15,155	$ 15,609	$ 137,145
Insurance		$ 129,668	$ 133,558	$ 137,565	$ 141,692	$ 145,942	$ 150,321	$ 154,830	$ 159,475	$ 164,260	$ 169,187	$ 1,486,498
Legal		$ 24,000	$ 24,720	$ 25,462	$ 26,225	$ 27,012	$ 27,823	$ 28,657	$ 29,517	$ 30,402	$ 31,315	$ 275,133
Real Estate Taxes		$ 53,611	$ 56,292	$ 59,107	$ 62,062	$ 65,165	$ 68,423	$ 71,845	$ 75,437	$ 79,209	$ 83,169	$ 674,320
Trash Removal		$ 37,309	$ 38,428	$ 39,581	$ 40,768	$ 41,991	$ 43,251	$ 44,549	$ 45,885	$ 47,262	$ 48,679	$ 427,702
Management Fee	6.25%	$ 191,737	$ 227,579	$ 263,282	$ 289,209	$ 306,191	$ 324,186	$ 343,255	$ 363,462	$ 384,876	$ 407,569	$ 3,101,347
Payroll 1		$ 60,000	$ 61,800	$ 63,654	$ 65,564	$ 67,531	$ 69,556	$ 71,643	$ 73,792	$ 76,006	$ 78,286	$ 687,833
Payroll 2		$ -	$ 181,440	$ 181,440	$ 186,883	$ 192,489	$ 198,264	$ 204,212	$ 210,338	$ 216,649	$ 223,148	$ 1,794,864
Repairs and Maintenance		$ 116,500	$ 119,995	$ 123,595	$ 127,303	$ 131,122	$ 135,055	$ 139,107	$ 143,280	$ 147,579	$ 152,006	$ 1,335,542
Turnover		$ 112,405	$ 115,777	$ 119,250	$ 122,828	$ 126,513	$ 130,308	$ 134,217	$ 138,244	$ 142,391	$ 146,663	$ 1,288,597
Water and Sewer		$ 112,511	$ 115,886	$ 119,363	$ 122,944	$ 126,632	$ 130,431	$ 134,344	$ 138,374	$ 142,526	$ 146,801	$ 1,289,813
Deposit to Replacement Reserve		$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Expenses		$ 999,239	$ 1,241,819	$ 1,303,632	$ 1,361,951	$ 1,412,356	$ 1,464,839	$ 1,519,497	$ 1,576,429	$ 1,635,741	$ 1,697,543	$ 14,213,048
% of EGI		32.6%	32.7%	32.8%	33.0%	33.1%	33.2%	33.3%	33.5%	33.6%	33.7%	
Total Expenses (not including Replacement Reserves)		$ 999,239	$ 1,241,819	$ 1,303,632	$ 1,361,951	$ 1,412,356	$ 1,464,839	$ 1,519,497	$ 1,576,429	$ 1,635,741	$ 1,697,543	$ 14,213,048
NET OPERATING INCOME (NOI)												
Net Operating Income		$ 2,068,549	$ 2,399,452	$ 2,908,880	$ 3,265,394	$ 3,486,696	$ 3,722,133	$ 3,972,579	$ 4,238,967	$ 4,522,280	$ 4,823,566	$ 35,408,496

(24) * The Pro-Forma shown above is intended for illustrative purposes only to facilitate analysis and are not guaranteed by Sponsors. These forecasts are based on real estate trends (including occupancy and rent trends), and Sponsor's calculated estimates, and they involve risks, variables and uncertainties. Sponsors make no representations or warranties that any Investor will, or is likely to, attain the returns shown above since hypothetical or simulated performance is not an indicator or assurance of future results. Please review the Financial Disclaimer on Page 2



 

INVESTMENT HIGHLIGHTS & RETURNS

CLASS B1
$50,000 Minimum

• 8% Fixed Cash Flow

• 4% accumulated & paid at refinance

• In capital stack, this class gets priority to be paid after the senior loan is paid

• Lower risk option for Investors focused on monthly income

• Does not participate in the Equity upside at refinance

• Cashed out at refinance

Class B1 Returns

Equity Multiple	1.6x
Preferred Return	12.0%
AAR	12.0%
IRR	11.6%

CLASS B2
$500,000 Minimum

• 12% Preferred Return

• 70/30 (LP/GP) split once the preferred return is accomplished

• In capital stack, this class gets priority to be paid after Class B1

• Participates in Equity created at refinance & sale

• Retains same % ownership post refinance for cash flow

• Retains 75% equity ownership post refinance

Class B2 Returns

Equity Multiple	3.29x
Preferred Return	12.0%
AAR	22.9%
IRR	23.5%

CLASS B3
$50,000 Minimum

• 8% Preferred Return

• 70/30 (LP/GP) split once the preferred return is accomplished

• In capital stack, this class is behind the Senior loan, Class B1 and Class B2

• Participates in Equity created at refinance & sale

• Retains same % ownership post refinance for cash flow

• Retains 75% equity ownership post refinance

Class B3 Returns

Equity Multiple	3.09x
Preferred Return	8.0%
AAR	20.9%
IRR	20.2%

CLASS D1
$50,000 Minimum

• 5% Preferred Return

• 70/30 (LP/GP) split once the preferred return is accomplished

• In capital stack, this class after the loan, Class B1, Class B2, and Class B3

• Participates in Equity created at refinance & sale

• Retains same % ownership post refinance for cash flow

• Retains 75% equity ownership post refinance

Class D1 Returns

Equity Multiple	2.94x
Preferred Return	5.0%
AAR	19.4%
IRR	17.8%

CLASS D2
$5,000 Minimum

• 70/30 (LP/GP) split

• In capital stack, this class sits behind the senior loan, Class B1, Class B2, Class B3, and Class D1

• Participates in Equity created at refinance & sale

• Retains same % ownership post refinance for cash flow

• Retains 75% equity ownership post refinance

Class D2 Returns

Equity Multiple	2.69x
Preferred Return	0.0%
AAR	16.9%
IRR	15.0%

CAPITAL STACK

6 — Class D2
5 — Class D1
4 — Class B3
3 — Class B2
2 — Class B1
1 — Senior Loan

Payment Order





PROJECTED PROFIT BREAKDOWN (B1-SHARES)

Investor's Projected Return Details / $100k Invested
Projections Reflect Return on Entire Property Portfolio



$100,000
INITIAL INVESTMENT


YEAR 1
$8,000


YEAR 2
$8,000


YEAR 3
$8,000


YEAR 4
$8,000


YEAR 5
$8,000



$60,000
RETURN VALUE


$40,000
Investor's Cash
(5 Year Hold)


$20,000
Accumulated
4% Interest


$100,000
Return of Initial Capital
Investment


$160,000
Investors' Cumulative
Returns (5 Year Hold)







PROJECTED PROFIT BREAKDOWN (B2-SHARES)

Investor's Projected Return Details / $500k Invested
Projections Reflect Return on Entire Property Portfolio



$500,000

INITIAL INVESTMENT

Year	Amount
YEAR 1	$60,000
YEAR 2	$60,000
YEAR 3	$60,000
YEAR 4	$74,363
YEAR 5	$79,251
YEAR 6	$11,606
YEAR 7	$17,150
YEAR 8	$23,048
YEAR 9	$29,322
YEAR 10	$35,994



$500,000 of Initial Capital Investment

$333,614 Investor's Cash Flow Years 1-5 + **$91,927** Investor's Equity Share at Year 5 Refi = **$425,541** Total Investor's Cash Flow and Equity Share Years 1-5





$117,120 Additional Cash Flow Years 6-10 + **$601,200** Investor's Equity Share at Year 10 Sale = **$718,320** Total Investor's Cash Flow and Equity Share Years 6-10







$1,143,861

RETURN VALUE

The example shown above is intended for illustrative purposes only to facilitate analysis and are not guaranteed by Sponsors. These forecasts are based on real estate trends (including occupancy and rent trends), and Sponsor's calculated estimates, and they involve risks, variables and uncertainties. Sponsors make no representations or warranties that any Investor will, or is likely to, attain the returns shown above since the hypothetical or simulated performance is not an indicator or assurance of future results. Please review the Financial Disclaimers on Page 3.

This content is for informational purposes only and shall not be considered an offer to purchase securities. All offers and sales of any securities by 3 Keys Communities and/or its Affiliates will be offered in reliance on certain exemptions from the registration requirements of the Securities Act of 1993 and are not required to comply with specific disclosure requirements that apply to registration under the Act. There are risks associated with investing in real estate and securities in general. Investing involves risk of loss including loss of principal. Some high-risk investments which use leverage may accentuate gains and losses. Past investment performance is not a guarantee or predicator of future investment performance. Please check with your tax and legal professional as 3 Keys Communities and/or it's Affiliates does not provide tax or legal advice and the above is not intended to or should be construed as such advice. Your specific circumstances may, and will likely, vary.





PROJECTED PROFIT BREAKDOWN (B3-SHARES)

Investor's Projected Return Details / $100k Invested
Projections Reflect Return on Entire Property Portfolio



$100,000

INITIAL INVESTMENT

YEAR 1 $4,956	YEAR 2 $7,170	YEAR 3 $11,874	YEAR 4 $10,873	YEAR 5 $11,850
YEAR 6 $2,321	YEAR 7 $3,430	YEAR 8 $4,610	YEAR 9 $5,864	YEAR 10 $7,199



$100,000 Return of Initial Capital Investment



$46,723 Investor's Cash Flow Years 1-5 + **$18,385** Investor's Equity Share at Year 5 Refi = **$65,108** Total Investor's Cash Flow and Equity Share 1-5







$23,424 Additional Cash Flow Years 6-10 + **$120,240** Investor's Equity Share at Year 10 Sale = **$143,664** Total Investor's Cash Flow and Equity Share Years 6-10







$208,772

RETURN VALUE

The example shown above is intended for illustrative purposes only to facilitate analysis and are not guaranteed by Sponsors. These forecasts are based on real estate trends (including occupancy and rent trends), and Sponsor's calculated estimates, and they involve risks, variables and uncertainties. Sponsors make no representations or warranties that any Investor will, or is likely to, attain the returns shown above since the hypothetical or simulated performance is not an indicator or assurance of future results. Please review the Financial Disclaimers on Page 3.

This content is for informational purposes only and shall not be considered an offer to purchase securities. All offers and sales of any securities by 3 Keys Communities and/or its Affiliates will be offered in reliance on certain exemptions from the registration requirements of the Securities Act of 1993 and are not required to comply with specific disclosure requirements that apply to registration under the Act. There are risks associated with investing in real estate and securities in general. Investing involves risk of loss including loss of principal. Some high-risk investments which use leverage may accentuate gains and losses. Past investment performance is not a guarantee or predicator of future investment performance. Please check with your tax and legal professional as 3 Keys Communities and/or it's Affiliates does not provide tax or legal advice and the above is not intended to or should be construed as such advice. Your specific circumstances may, and will likely, vary.

 
PROJECTED PROFIT BREAKDOWN (D1-SHARES)

Investor's Projected Return Details / $50k Invested

Projections Reflect Return on Entire Property Portfolio

*Returns are based upon 30% of the Class D Shares being Class D1



$50,000

INITIAL INVESTMENT

YEAR 1 $0	YEAR 2 $0	YEAR 3 $4,975	YEAR 4 $6,461	YEAR 5 $4,425
YEAR 6 $1,161	YEAR 7 $1,715	YEAR 8 $2,305	YEAR 9 $2,932	YEAR 10 $3,599



$50,000
Return of Initial Capital Investment

      

$15,861 Investor's Cash Flow Years 1-5

+

$9,193 Investor's Equity Share at Year 5 Refi

=

$25,054 Total Investor's Cash Flow and Equity Share Years 1-5

$11,712 Additional Cash Flow Years 6-10

+

$60,120 Investor's Equity Share at Year 10 Sale

=

$71,832 Total Investor's Cash Flow and Equity Share Years 6-10

$96,886

RETURN VALUE





PROJECTED PROFIT BREAKDOWN (D2-SHARES)

Investor's Projected Return Details / $5k Invested

Projections Reflect Return on Entire Property Portfolio

*Returns are based upon 70% of the Class D Shares being Class D2



$5,000

INITIAL INVESTMENT

YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
$0	$0	$0	$144	$193

YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
$116	$172	$230	$293	$360



$5,000

Return of Initial Capital Investment

 **$336** Investor's Cash Flow Years 1-5 **+**  **$919** Investor's Equity Share at Year 5 Refi **=**  **$1,255** Total Investor's Cash Flow and Equity Share Years 1-5

 **$1,171** Additional Cash Flow Years 6-10 **+** **$6,012** Investor's Equity Share at Year 10 Sale **=** **$7,183** Total Investor's Cash Flow and Equity Share Years 6-10



$8,439

RETURN VALUE



OVERVIEW OF PROPERTIES





INTERIOR UPGRADES



VINYL PLANK
FLOORING



NEW WINDOW
COVERINGS



NEW APPLIANCES



REMODELED
BATHROOMS



RESURFACED
COUNTERTOPS



NEW KITCHEN
HARDWARE



NEW INTERIOR PAINT



INTERIOR UPGRADES

All properties have been recently rehabbed and follow a common design theme. All units consist of gray exterior paint with red doors.

   

The interior of the units consist of new gray plank flooring, white cabinets, gray granite countertops, gray tile and freshly painted gray walls.

   

All units provide a clean, modern, desirable living space and atmosphere for residents to experience tranquility and comfort.

InvestWith3Keys.com



UPGRADED LANDSCAPE



NEW PAINT



NEW WINDOWS

EXTERIOR UPGRADES



MODERN CENTRAL ENTRYWAYS



Underground Plumbing



NEW SIGNAGE





InvestWith3Keys.com

USE OF FUNDS: RENOVATIONS & REPAIRS BUDGET

$685,675   Interior Updates

$200,750   Exterior Painting

$30,000   New Onsite Rental Offices

$103,980   Exterior Upgrades and Amenities

$870,000   Repairs - Electrical, Plumbing, Windows and Roofing

$46,172   Security Installation, Gates, Signage and Key System

$566,000   Operational Reserves for unknown deferred maintenance

$367,678   Transitional Living Permits, Property Updates and Licensing Fees

$2,870,255   TOTAL ESTIMATED BUDGET

3KEYS

InvestWith3Keys.com

MEET THE TEAM





ROB & CLAUDIA ROWSELL

Key Principals



- Entrepreneurs who owned and operated 5 successful Auto Repair facilities in San Diego, CA. The 1st of which was purchased in 2004. They exited those businesses with the successful sale of all 5 locations in May of 2021. (17 yrs)

- They started their RE Investing careers by receiving real estate investing education from Wealth Intelligence Academy (Robert Kiyosaki 2007) and RE Mentor (Dave Lindahl 2009)

- Both Wealth Intelligence Academy and RE Mentor "Hall of fame" inductees. (2009 & 2018)

- Via 1031 exchanges, transferred most of their real estate holdings in CA into the Missouri, Texas, Illinois, and Oklahoma markets, to take advantage of the equity that had accumulated since purchase

- Oversight of Asset Management of current RE portfolio, with team, to ensure the business plan is in place & performing as projected.

- Involved in many non-profit organizations, both physically assisting in the efforts of the cause of the organization & offering business guidance from experience to the board of directors. Being the "Hands and Feet of Christ" to show our gratitude for what He's done for us is our biggest accomplishment.





ROB & CLAUDIA ROWSELL
Key Principals





PORTFOLIO

- Baldwin GA / 75 units / April 2023
- Lubbock TX / 100 units / Dec 2022
- McCallen, TX / 34 units / Oct 2022
- Las Vegas, NV / NNN Comm./ May 2022
- San Antonio, TX / 203 units / Apr 2022
- Longview TX / 72 units / Dec 2021
- LaPorte/Plym., IN / 1048 units/ Dec 2021
- Houston, TX / 144 units / Oct 2021
- Chattanooga, TN / 44 units / Sept 2021
- Weslaco, TX / 40 units / March 2021
- Oklahoma City, OK / 105 units / Dec 2020

- College Station, TX / 60 units / Sept 2020
- Brownwood, TX / 104 units / Sold 2022
- Texarkana, TX / 60 units / Nov 2019
- Texarkana, TX / 193 units / Nov 2019
- St. Louis, M0 / 32 units / Oct 2019
- Santee, CA / NNN Comm./ Sept 2018
- St. Louis, M0 / 102 units / Oct 2017
- Granite City, IL / 96 units / Dec 2017
- San Antonio, TX / 283 units /Sold 2019
- Bedford, TX / 284 units / Sold 2012





NICOLE CAPRA

Operations Director





Nicole Capra's journey into the world of business and entrepreneurship began during her college years. She graduated from the University of Nevada, Las Vegas with a Bachelor's Degree in Business Administration, specializing in International Business Relations, while also immersing herself in studies at the American University of Rome. Following her college education, Nicole embarked on a career in aviation, ultimately achieving the distinction of becoming the youngest female commercial pilot at her airline. After 12 years of flying, she decided to retire her wings and redirect her focus towards her local community.

In 2012, Nicole founded a non-profit organization that offers an innovative solution to incarceration by providing multi-family housing options. As the Executive Director, she has spent the past decade collaborating with Real Estate Investors and the non-profit sector to offer both housing and employment opportunities to hundreds of individuals reintegrating into the community. Nicole also dedicated several years to establishing second-chance employment opportunities within the community, working closely with incarcerated individuals. Her efforts culminated in the establishment of her own second-chance employment agency. Along the way, she acquired substantial expertise in the legal and zoning regulations governing transitional living facilities, and she built strong relationships within the prisons, courts, and parole & probation departments.

Recognizing the transformative potential of accessible housing, Nicole obtained her real estate license and now continues to commit her life's work to housing initiatives that benefit the Las Vegas community. Her mission is to create lasting social impact in her community through financially viable real estate endeavors.

One of Nicole's most recent projects, 3 KEYS Communities, is set to launch in December 2023. This project will utilize 223 apartment units to offer a total of 332 housing spaces, catering to various groups within the community. Approximately 95 beds will be allocated to Transitional Living Facilities specifically designed to support individuals transitioning out of incarceration or on the path to recovery. The remaining 185 units will be made available to Clark County and its various community partners, addressing the pressing issue of homelessness among local residents.





HITOMI YASUDA

Investment Risk Analyst





With over 25 years in international sales, product management and merchandise planning experience, Hitomi Yasuda has always had an entrepreneurial spirit with a strong work ethic and analytical mind. For the past 5.5 years, she has supported several partnerships where she has underwritten 1,500+ multifamily and commercial office building syndication deals ranging in size from $1.5mn to large portfolios of 800+ units valued at $103mn in OH, KY, IN, MO, OK, VA, GA, AR, TX and FL. Her focus has mainly been in B/C class stabilized assets that have value play opportunities. She is very savvy and relentless in gathering and interpreting incomplete data from Rent Rolls and Profit and Loss statements from both unsophisticated Mom and Pop owners to the most highly organized Family Offices and REITs. She is very conservative in her underwriting, always putting the Investors first and making sure they are well-protected regarding their returns over the 5 to 7-year projected hold period. She also cares about the residents and their communities. She understands the importance of the collective Team. In the different MSAs, she has spent time studying and researching the markets and has been able to build a strong network of relationships with Brokers, Lenders, Property Managers, Insurance Agents, Inspectors and Attorneys and has participated in many site-visits, both in-person and virtually. She holds a BS and PhD in Textile & Apparel Management and a DipCIM in Marketing.

"You are what you seek."





MITCH SNYDER

Construction Coordinator





Mitch is drawn to serve, inspire, and to support others in realizing the path to their own success. He is a team player, driven entrepreneur, and family man. Born and raised in Alaska, Mitch grew up in a blue-collar family with a passion for sports. That passion led to an opportunity to play college basketball in Washington State and North Dakota at the NAIA level.

Mitch has a wide-ranging background from health and wellness to general construction, and real estate. In college he majored in Exercise and Sports Science, however it was his experiences in residential construction and remodel that eventually helped him recognize a different calling and his desire of owning real estate through fix and flip properties, rentals, and Multifamily investing.

Since 2018 Mitch has been focused on the business aspects of single family and multifamily real estate and developing deep investor relations. In 2021 Mitch accepted a working internship with POWERTEAM International to hon his skills in sales and marketing. Through this opportunity he has built close connections and relationships with real estate investors and high-net-worth individuals. Mitch is excited to be a part of the 3 Keys Communities vision and bring his experience and connections to the 3 Keys Communities Team.





HANS SEELINGER

Investor Relations





Hans Christian Seelinger is an experienced Real Estate investor, owning several multifamily apartment buildings and condos (100 units Lubbock TX, 12 units in Miami, FL, 2 Condos for rent in Miami, 11 Apartments in Germany, and several commercial and residential properties in Venezuela). He is currently aggressively expanding his portfolio.

Born and raised in a multicultural environment, helped him develop skills to interact with all types of people and cultures all over the world. He speaks fluent English, Spanish, German and Portuguese.

He has over 25 years of experience in the management of high-level performing companies, He has been the General Manager of PUMA in Venezuela, (Sports Brand) leading a team of over 200 people, overlooking the complete operation of the company, from the Purchase in Germany, the logistics in Far East, the sales and marketing plan, and the execution. He also relaunched the Brands from Grendene (Biggest sandal producer of the world based of Brazil) starting a team from zero and taking the sales from the company from less than 100.000 pairs/year to over 2.000.000 pairs/year in 4 years. He also helped develop the sports brand SUXESS in south America, selecting suppliers in Far East, (China) and building a team for the design, purchase, logistics, Sales, and marketing, creating the go to market and execution plans.

He is a proactive, number driven team player. He leads by example and likes to set high goals and achieve them.

Happily married for 13 years, father of 2 beautiful kids. He loves spending time with his family. As man of faith, he believes that you need to Believe to be able to see. He also serves in his Church with his wife as a Mentor for married couples. He believes in constant growth, and education, therefore reads 1 Book a month in personal development.

EDUCATION:
Humboldt School (German School) Caracas-Venezuela -1994
Metropolitan University (bachelor's in administration) Caracas-Venezuela - 2001
Grant Cardone University (Advanced Multifamily Real Estate Investment) - 2019
Bridger Pennington (How to build a Fund) - 2021 RE Mentor (Diamond Multifamily investing mentorship) - 2022







Beth Bungay

Investor Relations





Beth Bungay, the driving force behind **Cash Cow Investments**, is a visionary in real estate success. With over 25 years of experience in real estate, she has cultivated a substantial personal asset base, consistently achieving solid cash-on-cash returns. As the owner of Advantage Appraisals, Inc. since 2000, Beth's precision and FHA/VA certifications ensure **strength in asset valuations and due diligence**.

Her real estate portfolio includes diverse project, asset, and property management roles, and optimizing investments for long-term success. Beth's venture into hedge fund management equipped her with essential risk management and investor relations skills, leading seamlessly to real estate syndication. She understands the historical outperformance of real estate as an asset class, making her transition from hedge fund a natural choice to help others create *wealth*.

Beth's transition from hedge fund to syndication aligns with her commitment to helping others create wealth. Her primary objective is fostering win-win situations, business synergy, and excellent housing environments. Beth is a visionary with conservative underwriting and is dedicated to achieving ***benchmark returns, for you the investor***.







Caleb Johnson

Investor Relations





■ Founder of Red Sea Capital, a private real estate company that acquires large value add apartment buildings

■ Caleb created his first business at 18 years old

■ Host of the popular podcast "From Trial to Triumph," where he has interviewed many notable guests who are leaders in their own industry

■ Joined NK Development Group in 2021 where he aided in capital and acquisition to grow the company to over 450 units in less than 2 years

■ His mission is to be a faith-based professional, committed to investors, and building relationships

Assets Under Management

- New Mexico, ABQ / 30 units / June-2022
- Oklahoma City, OK / 16 units / Feb-2022
- New Mexico, Las Cruces / 40 units / July-2022
- Arizona, Tucson / 30 units / June-2023

Fractional Partnership Interest

- Casa Grande, AZ / 176-units / October 2021
- Casa Grande, AZ / 12,000 sqft retail space / Dec 2021



 

Rane Mazzeo
Investor Relations





Rane has spent the last forty-two years working in the salon industry. At the age of twenty-two, she managed a very successful, thirty-employee salon. At the age of twenty-six, she opened her own salon in New York and has been a self-employed cosmetologist/entrepreneur ever since.

Rane and her daughter, Chloe, are two of the three managing partners of ABRACADABRA Capital Partners, acquiring multi-family properties such as apartment complexes, by raising capital from private investors through syndications and joint ventures. Rane and Chloe, together, add value to their partners and investors by focusing on underwriting, market research analysis, asset management, and investor relations.

Rane's mission is to provide an avenue for acquiring financial freedom for her investors. Her strong entrepreneurial background has provided her with the necessary skillset that's required to manage real estate of this magnitude. She takes care of her investors the way she does her family, with love and the highest regard.







Chloe Mazzeo

Investor Relations





Chloe Mazzeo spent the first half of her twenties in school acquiring two degrees- a Bachelor of Science in Biology and Bachelor of Science in Nursing. Chloe has always thrived on the development of strong interpersonal relationships and felt that nursing was a great platform for her to fulfill her desires of making sincere contributions to society. Chloe acquired an internationally recognized award known as The DAISY Award which recognizes nurses for exuding strong patient care and compassion. After two and a half years of working in the hospital and having made strong connections and relationships within the workplace, she found herself feeling unfulfilled in healthcare. From thereon, she was motivated to find a different avenue of achieving happiness, fulfillment, success, and service to others and quickly found that real estate investing was the vehicle that would get her there.

Chloe and her mother, Rane, are two of the three strong managing partners of ABRACADABRA Capital Partners. Chloe collaborates with other investors to grow their money into passive, generational wealth. When she discovered the power behind acquiring multifamily (MF) apartment complexes, her mindset completely shifted to what one can attain. Chloe leads her life now with an 'abundance mindset' and attributes this to the MF asset class. Her empathetic, compassionate, and competent nature instills confidence and ease in her investors; they trust and respect her. Chloe's life has been enriched by the MF community and her mission is to add value to other peoples' lives. Chloe and Rane, together, add value to their partners and investors by focusing on underwriting, analyzing the markets, managing the assets, and capital raising. Chloe appreciates the quality of life and peace of mind that can be attained when one has acquired financial freedom, and she is determined to facilitate this for others.





Kim Henry

Investor Relations





Kim Henry spent twenty-six years in Corporate America prior to becoming a commercial real estate advisor in 2016. Her career started in banking, where she was involved in mergers & acquisitions. Later in her career she branched into labor relations, where she was part of her company's labor negotiating team. Her skills range from financial analysis--to project management--to labor relations.

In addition to her current commercial real estate career, she is very active in her church, with her family & dog, and in volunteering/supporting community events. Kim graduated from Regis University with a master's degree in Finance and from Indiana University of Pennsylvania with a Bachelor of Science, double major in Accounting/General Management.

For many years Kim dreamed of being a commercial real estate investor and could never find the time or the right team. In August 2022, she met the right team at a commercial real estate investors' event and is now making time to see her dream of being a commercial real estate investor come true.





 

MIKE DESROSIERS

Investor Relations





Mike Desrosiers is the founder and CEO of the Growth Capital Group. Mike is a multifamily syndicator focused on value-add properties in emerging US markets with extensive experience in asset management, acquisitions, and investor relations. Mike is a general partner in sixteen multifamily properties totaling over 1,300 units and 120 million in assets under management. His properties are in Texas, Kansas City, MO, Las Vegas, and California.

Mike's focus has been on undervalued properties which offer forced appreciation through renovation and proper management. Mike's experience includes over 30 years as a CEO of a successful promotions and marketing agency and many years of real estate transactions. He is a licensed California realtor and a licensed private pilot.

REAL ESTATE HISTORY

- Hudson / 253 Units / Independence, Missouri
- Winner Place / 59 units /Independence, Missouri
- Meadow Brook / 120 Units / Independence, Missouri
- Limestone Terrace /132 beds / College Station, Texas
- Palm Shore / 88 Units / Galveston, Texas
- The Ridgmar Townhomes / 60 Units / Texas
- Willow Creek / 39 Units Longview, Texas
- Driftwood / 66 Units Longview, Texas

- The Grove /
- Live Oak /









Nick Lore
Investor Relations



Nick Lore, CEO of Total Eclipse Capital - Nick is an accomplished professional with a Bachelor's degree in Accounting from Eastern Illinois University and a Masters degree in Accounting from Southern Illinois University. He worked four and a half years in public accounting as a manager in the audit department, giving him invaluable experiences in business processes.

Nick's entrepreneurial spirit led him to embark on a successful five-year journey in Las Vegas, where he ventured into various business endeavors. He has been a real estate investor for over ten years, learning, asking questions and learning the business.

Outside his career, he finds immense joy in his role as a loving husband and father to his son.







KIM BRUGGEMAN

Lighthouse Management Solutions





Kim Bruggeman is responsible for the development and operational oversight of Lighthouse Management Solutions' multi-family and student housing portfolio. She brings over 19 years of Asset Management experience in the commercial real estate space. Encompassing over 25,000 units nationwide, Kim has been directly involved in multi-family real estate investing, ownership, syndications, asset management, property management, court-appointed receivership, auditing and management for underperforming assets throughout the United States for Fannie Mae, numerous large lenders, special servicers, and private investors.

Through her vast experience, she realized the significant gap in missing knowledge, detailed processes, and truly experienced operators surrounding a solid Asset Management/General Partner infrastructure, as well as a lack of transparency and communication with investors, unknowingly increasing their risks. All too often, coming in after the investment was distressed, developed a sincere passion within Kim to use her experience for a purpose; to help others do it right from the beginning and achieve ultimate success in the real estate industry. With this, she created a progressive educational course series, Bridging the Gap, she provides individual and group mentoring through, The LAMMP (Lighthouse Asset Management Mentorship Program), shares her expertise with others when asked to speak at industry conferences or on podcasts and webinars, created a blog on Facebook, The Diary of a Real Multifamily Asset Manager, as well as hosts Multi-Family leadership groups, #bethelight; all uniquely crafted to enrich others in the field of Asset Management from the pre-acquisition through disposition process.

Additionally, Kim has co-founded 3P Investment Group and Greenstone Multifamily, together providing a vertically integrated approach to investing, acquiring, and operating value-add assets in high-growth submarkets throughout the US. She strives to use her Passion on and for Purpose, to create Profit in the lives of others, in the communities they invest in, for their partners and investors, as well as to create relational and generational wealth.

Ms. Bruggeman specializes in minimizing risk and optimizing the overall value of the investment model, its assets, and the supporting operational teams.

Kim's nineteen-year tenure includes creating solid financial and operational plans which collaborate with the Cap Ex plans, raising property NOI, stabilizing occupancy above 90%, extensive lease-up experience, and turnaround success in value-add rehab and repositioning distressed or underachieving properties within 12-18 months for all multi-family asset classes and various community sizes and styles, throughout multiple market cycles.



FULL-SERVICE PROPERTY MANAGEMENT



  NV RE Lic#: B.0014399

A CULTURE OF COMMUNITY & CARING

The story of Coach Crete's dedication to caring and community began decades ago with Dave and Aylin's incredible commitment to each other.

The college sweethearts defied the odds, years of unpredictable separations caused by Dave's top-secret assignments with the U.S. Air Force and even the will of the Federal government to pursue love, marriage and their destiny of a fulfilling life together.

But that's a long story for another time. Ask them about it when you meet. For now, there are other stories about Coach Crete to tell.

DEDICATION TO COMMUNITY AND CIVIC SERVICE

Dave's civic involvement began when he served on the regional planning and zoning commission while living in Phoenix, AZ. The experience enabled him to learn all about the real estate game and jump-started his new career as a real estate broker and agent. He continued in Las Vegas, NV where he was instrumental in building a new local school.

After his honorable discharge from the Air Force, Dave focused on serving Las Vegas U.S. military veterans and various veterans and law enforcement organizations. Two of Dave and Aylin's children are Metro Las Vegas police officers. Their motorcycle club also raises funds to support important veteran and law enforcement causes.



Aspire Realty Group is a privately held organization that manages multifamily properties in Las Vegas started in 2001. We are one of the largest multifamily management companies in Nevada, with an accomplished healthy combined team tenure of decades of experience and executive leadership in the multifamily business. Our clients include private partnerships, international Investors, insurance companies, lenders and high net worth individuals.

Our commitment to our onsite teams is to provide devoted dedication to assist developing leaders that are prepared to advance to the next level within their career. We have created a perfect balance to deliver advanced customer service to our residents and investing clients simultaneously. We continually exceed owner expectations and raise the standard of property management services.

Our attractive portfolio consists of over 40+ properties with a mixture of weekly and conventional site management. We understand the focus with generating more income, and less unnecessary expenses, and have a proven track record of results to stand behind our guarantee to keep your bottom line balanced. We set ourselves apart from other management companies through state-of-the-art technology, customized reporting, in-house marketing, a proprietary maintenance program, plus diversity and inclusion. Specializing in maintaining stabilized assets while limiting unnecessary exposure during rapid growth in the Las Vegas Market.



 
FREQUENTLY ASKED QUESTIONS

How you can invest?
You can invest with cash, IRA, Solo 401K, universal life insurance policy or combination.

What your minimum investment?
Best returns at $500,000, better returns start at $50,000, and you can participate with above average returns with as little as $5000!

How much are the GPs investing in the opportunity?
The management team is fully committed to you, investing approximately 15% of the total equity. We believe it's crucial to invest alongside you our partners, ensuring you that we have substantial skin in the game.

Are the loans recourse or nonrecourse?
The management team has opted for recourse loans, further demonstrating to you our commitment and confidence in the projects by aligning our interests directly with you.

What is the stability of your income?
Your income stability is robust, with rents backed by government bonds for over ten years. This arrangement ensures continuous income with a solid hedge against inflation as rents escalate at market rates.

How much is collected for a new tenant?
The program pays us for each tenant a $500 sign-up bonus, 2 months' rent as the security deposit and first and last month rent!

Why have you closed and are still raising capital?
Continuing to raise capital post-closing is common in large projects. The additional funds are earmarked for capital improvements, enhancing property value. Importantly, you the investor begin earning returns immediately upon investment, without waiting for the raise to complete.

Will 3 Keys current loan stay in place during the life of the opportunity?
Our strategy includes refinancing and/or securing supplemental loans within five years, aiming to return your initial capital. Impressively, even after your capital is returned, you will continue to receive returns for an additional five years, maximizing your investment benefits.





3KEYS



NEXT STEPS

STEP 1

Review Offering

Review the offering by contacting the person who referred you and request access to your Investor Portal

STEP 2

Subscribe

Sign your PPM (Private Placement Memorandum) for the 3 Keys Investment



STEP 3

Wire Funds

Secure your spot on the investment by wiring the funds



STEP 4

Track Investment

Track your investment returns, get access to documents, pictures and tax forms from your investor portal

FREEDOM, PROSPERITY, & LOVE





To Learn More
About This Deal Go To

www.InvestWith3Keys.com



This Opportunity Is For
Accredited & Non-Accredited Investors



Transformed Lives

Transform Lives



WALK INS WELCOME!
SHUTTLE SERVICE!
30K · 60K · 90K MAINTENANCE SERVICE
OPEN SATURDAYS!
Family Auto Service
(619) 469-1895
TIMING BELTS / CLUTCHES



MARICOPA COUNTY SHERIFF'S OFFICE
IDENTIFICATION INFORMATION



WE BUY HOUSES
Any Condition
(619) 722-SOLD



SDCIA
www.sdcia.com



ADDICTED TO Life!
How I Went from Homeless to Extraordinary Success and Happiness in a Short Period of Time
YOUR 8-STEP FORMULA FOR ACHIEVEMENT
BESTSELLER

